                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                          (AMENDMENT NO. _____2______)1

                                   RESMED INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    761152107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                DECEMBER 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

CUSIP No.  761152107              13G                         Page 2 of 9 Pages
--------------------------------------------------------------------------------

1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Commonwealth Bank of Australia
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) |_|

                                                                         (b) |_|
--------------------------------------------------------------------------------

3.   SEC USE ONLY
--------------------------------------------------------------------------------

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Australia
--------------------------------------------------------------------------------
NUMBER OF                          5.    Sole Voting Power
SHARES                            ---------------------------------------------
BENEFICIALLY                       6.    Shared Voting Power        4,776,388
OWNED BY                          ---------------------------------------------
EACH
REPORTING                          7.    Sole Dispositive Power
PERSON WITH                       ---------------------------------------------

                                   8.    Shared Dispositive Power    4,776,388
--------------------------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,776,388
--------------------------------------------------------------------------------

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      14.97%(2)
--------------------------------------------------------------------------------

12.   TYPE OF REPORTING PERSON*  CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------

(2) See Item 4(a)

--------------------------------------------------------------------------------

CUSIP No.  761152107              13G                        Page 3 of 9 Pages
--------------------------------------------------------------------------------

1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Colonial First State Investment Group Limited
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) |_|

                                                                         (b) |_|

--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Australia
--------------------------------------------------------------------------------
NUMBER OF                      5.    Sole Voting Power
SHARES
BENEFICIALLY                  --------------------------------------------------
OWNED BY                       6.    Shared Voting Power             4,526,181
EACH                          --------------------------------------------------
REPORTING
PERSON WITH                    7.    Sole Dispositive Power
                              --------------------------------------------------

                               8.    Shared Dispositive Power        4,526,181
--------------------------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,526,181
--------------------------------------------------------------------------------

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      14.18%
--------------------------------------------------------------------------------

12.   TYPE OF REPORTING PERSON*  CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).         Name of Issuer:

                   Resmed Inc

ITEM 1(b).         Address of Issuer's Principal Executive Offices:

                   14040 Danielson St.

                   Poway CA 92064-6857

ITEM 2(a).         Name of Person Filing:

                   Commonwealth Bank of Australia

ITEM 2(b).         Address of Principal Business Office or, if none, Residence:

                   48 Martin Place, Level 2

                   Sydney  NSW  1155

ITEM 2(c).         Citizenship:

                   Australia



ITEM 2(d).          Title of Class of Securities:

                    Common Stock



ITEM 2(e).         CUSIP Number:

                   761152107




ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHer THE PERSON FILING IS A:

        (a)       [ ]     Broker or dealer  registered under section 15 of the
                          Act (15 U.S.C. 78o).

        (b)       [ ]     Bank as defined in section 3(a)(6) of the Act (15
                          U.S.C. 78c).

        (c)       [ ]     Insurance company as defined in section 3(a)(19)
                          of the Act (15 U.S.C. 78c).

        (d)       [ ]     Investment company registered under section 8 of
                          the Investment Company Act of 1940 (15 U.S.C 80a-8).

        (e)       [ ]     An investment adviser in accordance with
                          Rule 13d-1(b)(1)(ii)(E);

        (f)       [ ]     An employee benefit plan or endowment fund in
                          accordance with Rule 13d-1(b)(1)(ii)(F);

          (g)       [ ]   A parent holding company or control person in
                          accordance with Rule 13d-1(b)(1)(ii)(G);

          (h)       [ ]   A savings associations as defined in Section 3(b)
                          of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i)       [ ]   A church plan that is excluded from the definition
                          of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j)       [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM 4. OWNERSHIP.

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)       Amount beneficially owned:

                    4,776,388 as represented by 47,763,881 CHESS Depositary Interests(3)

          (b)       Percent of class:

                    14.97%

          (c)       Number of shares as to which the person has:

                    (i)         Sole power to vote or to direct the vote:

                                             0
                    (ii)        Shared power to vote or to direct the vote:

                                4,776,388 as represented by 47,763,881 CHESS
                                Depositary Interests(3)


-------------

(3) The first Reporting Person, the Commonwealth Bank of Australia ("CBA") beneficially owns 47,763,881 CHESS Depository Interests ("CDIs") with such CDIs representing 4,776,388 shares of Common Stock of Resmed Inc. The CDIs are traded on the Australian Stock Exchange (the "ASX"). The CDIs of Resmed Inc. were acquired on the ASX by the Colonial First State Investment Group Limited ("Colonial First State"), Commonwealth Investment Services Limited and Commonwealth Funds Management Limited, all of which are wholly owned subsidiaries of CBA (collectively the "CBA Fund Managers"). The CBA Fund Managers hold the CDIs for clients who have shared voting and dispositive power with CBA Fund Managers over the CDIs.

The second Reporting Person, Colonial First State, beneficially owns 45,261,807 CDIs with such CDIs representing 4,526,181 shares of Common Stock of Resmed Inc., Commonwealth Investment Services Limited beneficially owns 1,847,485 CDIs with such CDIs representing 184,749 shares of Common Stock of Resmed Inc, and Commonwealth Funds Management Limited beneficially owns 654,589 CDIs with such CDIs representing 65,459 shares of Common Stock of Resmed Inc.

                     (iii)      Sole power to dispose or to direct the
                                disposition of:

                                             0
                     (iv)       Shared power to dispose or to direct
                                the disposition of:

                                4,776,388 as represented by 47,763,881 CHESS
                                Depositary Interests(3)


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

       Not applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Clients of the CBA Fund Managers, all wholly owned subsidiaries of the first Reporting Person, have the ultimate right to receive any dividends from the common stock beneficially owned by the Reporting Persons and the proceeds from the sale of such securities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

       See Exhibit A.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

       Not applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

       Not applicable

ITEM 10. CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. This
Schedule is filed on behalf of Commonwealth Bank of Australia and Colonial First State Investment Group Limited. The agreement to this effect is contained in Exhibit B.

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 17 January 2002
      ---------------


                                           COMMONWEALTH BANK OF
                                           AUSTRALIA

                                           By:   /s/ Henry Broekhuijse
                                               ------------------------
                                           Name:  Henry Broekhuijse
                                           Title: Assistant Secretary



                                           COLONIAL FIRST STATE INVESTMENT GROUP
                                           LIMITED

                                           By:   /s/ Peter Sipek
                                               ------------------------
                                           Name:   Peter Sipek
                                           Title:  Senior Manager,
                                                   Investment Management
                                                   Support

                                    EXHIBIT A

               Subsidiaries Acquiring Securities Being Reported on
                 By the Parent Holding Company or Control Person

                  Colonial First State Investment Group Limited
                      Commonwealth Funds Management Limited
                    Commonwealth Investment Services Limited

                                    EXHIBIT B

For the purposes of Rule 13d-1(k), the Commonwealth Bank of Australia and Colonial First State Investment Group Limited hereby agree that this Schedule 13G amendment is filed on behalf of each of them.

                                         COMMONWEALTH BANK OF AUSTRALIA

                                         By:   /s/ Henry Broekhuijse
                                            -----------------------------
                                         Name:    Henry Broekhuijse
                                         Title:   Assistant Secretary



                                         COLONIAL FIRST STATE INVESTMENT GROUP
                                         LIMITED

                                         By:   /s/ Peter Sipek
                                            -----------------------------
                                         Name:  Peter Sipek
                                         Title: Senior Manager,
                                                Investment Management
                                                Support

                                       9